SCHEDULE A

Name of Portfolio	Annual Fee as a Percentage of Average Daily Net Assets	Initial Reapproval Date
Baron First Principles ETF	1.00%	May 5, 2026
Baron Global Durable Advantage ETF	0.75%	May 5, 2026
Baron SMID Cap ETF	0.75%	May 5, 2026
Baron Financials ETF	0.80%	May 5, 2026
Baron Technology ETF	0.75%	May 5, 2026
Baron Emerging Markets Select ETF	0.80%	May 5, 2026

Approved as of: February 10, 2026